515 Congress Avenue Suite 1400 Austin, TX 78701 +1 512 394 3000 Main +1 512 394 3001 Fax www.dechert.com
MARGARET E. WILSON margaret.wilson@dechert.com +1 512 394 3015 Direct Admitted in New York and Pennsylvania only; not admitted in Texas

December 10, 2020

VIA EDGAR

Kimberly Browning

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re:	RBC Funds Trust (the “Trust” or “Registrant”)

File Nos.: 333-111986; 811-21475

Dear Ms. Browning:

We are writing in response to comments provided telephonically on November 10, 2020 with respect to Post-Effective Amendment No. 144 filed on Form N-1A on October 2, 2020 for the Trust under the Securities Act of 1933, as amended (“Securities Act”), and the Investment Company Act of 1940, as amended (“1940 Act”), to register shares of the RBC Small Cap Growth Fund (the “Fund”), a new series of the Trust. The Trust has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf. Capitalized terms used but not defined in this letter have the meanings given to them in the Fund’s registration statement

Comment 1.

Please revise the disclosure to clarify that the Advisor may not recoup fees and/or operating expenses waived or reimbursed during any of the previous 3 years if such recoupment would cause Fund expenses to exceed the expense limitation either (i) at the time of the waiver or reimbursement or (ii) at the time of recoupment.

Response 1.    The disclosure will be revised accordingly.

Comment 2.

The disclosure in the Fund’s SAI states that derivatives will be counted towards the Fund’s 80% investment policy. Please confirm supplementally that the Fund will not invest principally in derivatives or revise the Fund’s principal investment strategies and principal risks to include disclosure regarding the use of derivatives. If the Fund will not invest principally in derivatives but will count derivatives towards the Fund’s 80% investment policy, please consider revising the Fund’s principal investment strategies to state this approach and revising the Fund’s principal risks to include abbreviated risk disclosure regarding the use of derivatives.

Response 2.    The Fund will not invest principally in derivatives and derivatives will not be counted towards the Fund’s 80% investment policy. The disclosure will be revised accordingly.

Comment 3.

Please revise the disclosure to clarify how derivatives are valued for purposes of the Fund’s 80% investment policy.

Response 3.    Derivatives will not be counted towards the Fund’s 80% investment policy. The disclosure will be revised accordingly.

Comment 4.

Please revise the Fund’s principal investment strategies to clarify whether the Fund will invest in issuers located in domestic, foreign and/or emerging markets and revise the Fund’s principal risks to include related risk disclosure.

Response 4.    The Fund will not invest principally in issuers located in foreign or emerging markets. The Registrant believes that the Fund’s principal investment strategies are appropriate and that the principal risks appropriately disclose the risks associated with investing in domestic issuers. Accordingly, the Registrant respectfully declines to revise the disclosure.

Comment 5.

The Fund’s principal investment strategies state that the Advisor “prefers companies that it believes possess the following qualitative characteristics: [a] unique market niche.” Please revise the disclosure to clarify that the Advisor has identified a single characteristic. In addition, please revise the disclosure to clarify what the Advisor considers to be a unique market niche.

Response 5.    The disclosure will be revised to clarify that the Advisor has identified a single characteristic. In addition, the disclosure will be revised to clarify that the relevant characteristic is a sustainable and durable business model.

Comment 6.	Please revise the Fund’s principal investment strategies to clarify how the Advisor takes ESG factors into account as part of the investment process. In addition, please revise the Fund’s principal risks to include corresponding risk disclosure.

Response 6.    The disclosure will be revised to remove references to the Advisor taking ESG factors into account as part of its investment process.

Comment 7.	Please revise the Fund’s principal investment strategies to clarify how the Advisor determines which securities to sell. Response 7. The disclosure will be revised accordingly.

Comment 8.

The Fund’s principal risks disclosure in response to Item 4 identifies preferred stocks as a type of equity security. If the Fund will not invest principally in preferred stocks, please delete the reference accordingly. In addition, please revise the Fund’s principal risks to delete similar open-ended phrases.

Response 8.    The disclosure will be revised accordingly.

Comment 9.

The Fund’s principal risks describes risks associated with investments in micro-cap companies. If the Fund will not invest principally in micro-cap companies, please delete the references accordingly.

Response 9.    The disclosure will be revised accordingly.

Comment 10.

Please revise the Fund’s principal risks to provide greater detail regarding the risks associated with growth investing (e.g., greater volatility).

Response 10.  The disclosure will be revised accordingly.

Comment 11.

The disclosure of the Fund’s principal investment strategies in response to Item 4 and Item 9 appears to be substantially similar. The SEC staff (“Staff”) has provided guidance indicating that the disclosure provided in response to Item 4 should not be identical to the disclosure in response to Item 9. The Staff draws the Trust’s attention to the Staff’s June 2014 IM Guidance Update 2014-08, which sets forth the Staff’s observations regarding this issue. Please revise as applicable and provide more detailed information regarding the Fund’s principal investment strategies.

Response 11.  The Registrant believes that providing a description of the Fund’s principal investment strategies in response to both Items 4 and Item 9 provides relevant and useful disclosure to Fund shareholders and potential investors. Accordingly, the Registrant respectfully declines to revise the disclosure.

Comment 12.

Please revise the sentence indicating that a full list of all permissible investments can be found in the Fund’s SAI to clarify that all principal investment strategies and principal risks are discussed in the Fund’s prospectus.

Response 12.  The Registrant believes that the use of the “Principal Investment Strategies” and “Principal Risks” headings in the Fund’s prospectus appropriately signifies that all of the Fund’s principal investment strategies and principal risks are disclosed therein. Accordingly, the Registrant respectfully declines to revise the disclosure.

Comment 13.

The Fund’s principal risks disclosure in response to Item 9 identifies additional types of equity securities that are not identified in response to Item 4. Please revise the Fund’s Item 4 and Item 9 principal risks disclosure for greater consistency.

Response 13.  The disclosure will be revised accordingly.

Comment 14.

Please revise the disclosure to clarify whether the “Additional Risks” identified in the “More on the Fund’s Investment Objective, Principal Investment Strategies and Principal Risks” section are non-principal risks.

Response 14.  The Registrant believes that the current disclosure appropriately distinguishes the additional risks from the principal risks and provides useful information to Fund shareholders and potential investors. Accordingly, the Registrant respectfully declines to revise the disclosure.

Comment 15.

Please supplementally confirm that (i) all of the Fund’s principal investment strategies and principal risks are disclosed in response to Item 4 and Item 9 and (ii) any principal investment strategy or principal risk disclosed in response to Item 9 is summarized in response to Item 4, or revise accordingly

Response 15.  The Registrant will implement certain changes in response to this comment.

Comment 16.

The Fund’s additional risks include a discussion of liquidity risk with respect to foreign securities. If the Fund will not invest principally in foreign securities, please delete the reference to such investments.

Response 16.  The Fund will not invest principally in foreign securities. The disclosure will be revised accordingly.

Comment 17.

In the SAI, please revise the disclosure to reflect that the derivatives rulemaking is final. If the Fund will invest principally in reverse repurchase agreements, please revise the Fund’s principal investment strategies accordingly.

Response 17.  The Fund will not invest in derivatives. Accordingly, the references to the derivatives rulemaking and reverse repurchase agreements will be removed.

Comment 18.

The Fund’s fundamental investment restrictions include references to applicable law. Please revise the disclosure to include clarifying disclosure explaining the applicable law for each fundamental investment restriction with such a reference.

Response 18.  The Registrant notes that the purpose of such references is to inform Fund shareholders and potential investors that the Fund will not engage in the relevant activity except to the extent permitted by applicable law. The Registrant does not believe that explanations of the scope of legal authority are necessary for purposes of appropriate disclosure. Additionally, in many cases an adequate explanation of the legal authority may require references to various sources such as exemptive relief. The Registrant does not believe that such level of detail is necessary or appropriate. Accordingly, the Registrant respectfully declines to revise the disclosure.

Comment 19.

Please revise the disclosure to clarify the Fund’s policy for making loans. In addition, please revise the disclosure to clarify that loans include loans of portfolio securities and repurchase agreements.

Response 19.  The Fund does not intend to make loans. The Registrant believes that its current disclosure is appropriate; accordingly, the Registrant respectfully declines to revise the disclosure.

Comment 20.	Please revise the disclosure to clarify whether the Fund will pledge assets to secure borrowings.

Response 20.  The Fund does not intend to borrow for investment purposes. The Registrant believes that its current disclosure is appropriate; accordingly, the Registrant respectfully declines to revise the disclosure.

Comment 21.

In the second paragraph under “Investment Restrictions – Supplemental (Non-Fundamental) Clarification of Certain Fundamental Investment Policies/Restrictions,” please revise the disclosure to clarify that the paragraph relates to investment restriction number 7.

Response 21.  The disclosure will be revised accordingly.

Comment 22.

In the Staff’s view, the last two sentences of the second paragraph under “Investment Restrictions – Supplemental (Non-Fundamental) Clarification of Certain Fundamental Investment Policies/Restrictions” appear to reserve discretion for the Advisor to determine the industry classification of an issuer. Please delete or revise the disclosure to provide additional detail on when the Advisor may determine the industry classification of a given issuer.

Response 22.  The Registrant believes the Fund’s approach is consistent with prior SEC guidance.[1] Specifically, the SEC’s Guide 19, which we understand continues to reflect the Staff’s views on industry concentration, states “[a] registrant . . . may select its own industry classifications, but such classifications must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different.” Guide 19 thus provides flexibility for registrants to determine industry classifications, so long as the classifications are reasonable and the companies within a single industry have primary economic characteristics that are not materially different. Neither Guide 19 nor Form N-1A requires that a registrant disclose specific circumstances under which it may select its own industry classifications. Accordingly, the Registrant respectfully declines to make either change suggested by the Staff.

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[1]	Registration Form Used by Open-End Management Investment Companies, SEC Rel. No. IC-13436 at Guide 19 (Aug. 12, 1983) (“Guide 19”).

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (512) 394-3015. Thank you.

Sincerely,

/s/ Margaret Wilson
Margaret Wilson